United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2024

ARRIVED STR 2, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-1716225
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

Arrived Series Pinkshell; Arrived Series Preciosa; Arrived Series Alta; Arrived Series Vita; Arrived Series Tiara; Arrived Series Seafoam; Arrived Series Coquina; Arrived Series Sandbar; Arrived Series Knoll; Arrived Series BeatBox; Arrived Series Solano

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in Pre-Qualification Amendment No. 1 to our Offering Statement on Form 1-A filed by the company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived STR 2, LLC, a Delaware series limited liability company, was formed in January 2023 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in January 2023, our company has been engaged primarily in preparing to acquire properties for its series offerings, and developing the financial, offering and other materials to begin fundraising. As of June 30, 2024, our company has acquired 9 properties.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the six months ended June 30, 2024 and the period from January 12, 2023 (date of inception) through June 30, 2023 are listed in the table below:

REVENUE
Series	June 30, 2024	June 30, 2023
Alta	$4,749	$-
Beatbox	47,700	-
Coquina	43,691	-
Knoll	34,490	-
Pinkshell	52,948	4,619
Preciosa	41,107	-
Sandbar	46,498	-
Seafoam	43,556	-
Solano	-	-
Tiara	48,819	-
Vita	-	-
Total	$363,557	$4,619

Operating Expenses

The Company incurred the following operating expenses during the six months ended June 30, 2024 and the period from January 12, 2023 (date of inception) through June 30, 2023. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

At the close of a respective offering, each series became responsible for its own operating expenses. The following table summarizes the total operating expenses by series as of June 30, 2024 and 2023:

OPERATIONAL EXPENSES

	June 30, 2024			June 30, 2023
Series	Operating Expenses	Depreciation	Total Expenses	Operating Expenses	Depreciation	Total Expenses
Alta	$30,382	$24,700	$55,082	$7,732	$-	$7,732
Beatbox	39,173	8,488	47,661	-	-	-
Coquina	42,909	10,222	53,131	15,801	-	15,801
Knoll	74,023	30,097	104,119	22,049	-	22,049
Pinkshell	52,982	13,509	66,490	86,386	1,888	88,274
Preciosa	29,146	25,114	54,260	4,440	-	4,440
Sandbar	55,337	20,460	75,797	18,417	-	18,417
Seafoam	51,485	22,200	73,684	19,576	-	19,576
Solano	41,389	-	41,389	-	-	-
Tiara	44,726	18,218	62,944	38,940	-	38,940
Vita	14,931	6,845	21,776	21,052	-	21,052

Total	$476,483	$179,851	$656,334	$234,393	$1,888	$236,281

Other Income (Expenses)

Other Income (Expenses) for the six months ended June 30, 2024 and the period from January 12, 2023 (date of inception) through June 30, 2023 are listed in the table below:

OTHER EXPENSES
Series Name	June 30, 2024	June 30, 2023
Alta	$-	$-
Beatbox	27,176	-
Coquina	-	-
Knoll	-	10,458
Pinkshell	-	-
Preciosa	-	-
Sandbar	-	-
Seafoam	-	-
Solano	9,581	-
Tiara	-	10,410
Vita	-	-

Total	$36,758	$20,868

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each Series, and receipts and /or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2024 and 2023:

Cash & Cash Equivalents
Series Name	June 30, 2024	June 30, 2023
Alta	$2,457	$202,032
Beatbox	15,793	-
Coquina	49,862	154,801
Knoll	27,096	-
Pinkshell	21,114	148,556
Preciosa	39,742	35,858
Sandbar	30,011	-
Seafoam	13,855	3,505
Solano	-	-
Tiara	37,475	166,765
Vita	114,543	39,622

Total	$351,949	$751,139

Plan of Operations

We intend to hold and manage the series properties for five to fifteen years during which time we will operate the series properties as short-term rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than fifteen years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET AS OF JUNE 30, 2024 (UNAUDITED)	F-2
CONSOLIDATED AND CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2023 (AUDITED)	F-3
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2024 (UNAUDITED)	F-4
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD JANUARY 12, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023 (UNAUDITED)	F-5
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) FOR THE SIX MONTHS ENDED JUNE 30, 2024 (UNAUDITED)	F-6
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) FOR THE PERIOD JANUARY 12, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023 (UNAUDITED)	F-7
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2024 (UNAUDITED)	F-8
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD JANUARY 12, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023 (UNAUDITED)	F-9
NOTES TO CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-10

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2024

	Alta	Beatbox	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
ASSETS
Current assets:
Cash	$2,457	$15,793	$49,862	$27,096	$21,114	$39,742	$30,011	$13,855	$-	$37,475	$114,543	$351,949
Other receivables	-	-	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	530	-	-	1,744	1,731	-	278	-	4,283
Due from (to) third party property managers	-	-	5,165	-	-	1,540	-	-	-	-	-	6,705
Total current assets	2,457	15,793	55,027	27,626	21,114	41,282	31,754	15,586	-	37,753	114,543	362,936
Property and equipment, net	970,657	842,742	815,581	1,128,993	823,048	957,320	890,190	872,190	1,076,606	774,225	570,995	9,722,547
Total assets	$973,114	$858,535	$870,608	$1,156,619	$844,163	$998,602	$921,944	$887,776	$1,076,606	$811,978	$685,538	$10,085,484

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$11,593	$27,071	$12,616	$15,311	$22,265	$12,695	$19,328	$19,719	$11,945	$12,505	$7,323	$172,370
Accounts payable	1,400	-	100	-	-	300	-	400	-	400	500	3,100
Due from (to) third party property managers	3,229	-	-	3,762	-	-	-	-	-	0	-	6,991
Due to (from) related parties	65,641	261,073	5,489	40,991	1,171	3,411	377	2,669	137,131	7,852	18,769	544,574
Total Current liabilities	81,863	288,144	18,204	60,063	23,436	16,406	19,706	22,788	149,076	20,757	26,592	727,035
Mortgage payable, net	-	687,935	-	-	-	-	-	-	978,500	-	-	1,666,435
Total Liabilities	81,863	976,079	18,204	60,063	23,436	16,406	19,706	22,788	1,127,576	20,757	26,592	2,393,469
Members' equity (deficit)
Members' capital	981,210	-	895,275	1,254,354	957,737	1,044,753	993,619	974,409	-	890,633	901,100	8,893,091
Accumulated deficit	(89,959)	(117,543)	(42,871)	(157,798)	(137,011)	(62,556)	(91,381)	(109,421)	(50,970)	(99,411)	(242,154)	(1,201,076)
Total members' equity (deficit)	891,251	(117,543)	852,404	1,096,556	820,727	982,197	902,238	864,988	(50,970)	791,222	658,946	7,692,014
Total liabilities and members' equity (deficit)	$973,114	$858,535	$870,608	$1,156,619	$844,163	$998,602	$921,944	$887,776	$1,076,606	$811,978	$685,538	$10,085,484

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Alta	Beatbox	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Tiara	Vita	Consolidated
ASSETS
Current assets:
Cash	$68,101	$-	$55,328	$33,098	$34,550	$61,537	$59,723	$36,701	$60,232	$-	$409,270
Subscription receivable	-	-	-	321,920	-	-	-	-	-	-	321,920
Prepaid expenses	691	-	1,455	530	1,313	776	1,744	1,731	2,340	467	11,047
Due from (to) third party property managers	-	-	3,754	(3,762)	-	2,407	-	-	(0)	-	2,399
Total current assets	68,791	-	60,538	351,786	35,862	64,720	61,467	38,433	62,573	467	744,637
Property and equipment, net	906,465	837,451	825,803	1,159,089	836,557	982,434	910,650	894,390	792,443	611,306	8,756,589
Total assets	$975,256	$837,451	$886,340	$1,510,875	$872,420	$1,047,154	$972,117	$932,822	$855,016	$611,774	$9,501,225

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$5,013	$8,630	$11,435	$20,105	$10,696	$16,285	$16,550	$12,244	$15,249	$3,050	$119,257
Accounts payable	-	-	-	-	-	-	25	-	-	25	50
Due to (from) related parties	17,135	406,754	(835)	294,646	9,325	14,360	1,581	9,882	17,308	-	770,156
Total Current liabilities	22,148	415,384	10,600	314,751	20,022	30,645	18,155	22,126	32,556	3,075	889,462
Mortgage payable, net	-	512,474	-	-	-	-	-	-	-	-	512,474
Total Liabilities	22,148	927,857	10,600	314,751	20,022	30,645	18,155	22,126	32,556	3,075	1,401,936
Members' equity (deficit)
Members' capital	992,735	-	909,171	1,284,293	975,866	1,065,912	1,016,043	989,989	907,745	829,077	8,970,832
Accumulated deficit	(39,626)	(90,406)	(33,431)	(88,169)	(123,468)	(49,403)	(62,081)	(79,292)	(85,286)	(220,379)	(871,542)
Total members' equity (deficit)	953,109	(90,406)	875,740	1,196,124	852,398	1,016,509	953,962	910,696	822,460	608,699	8,099,290
Total liabilities and members' equity (deficit)	$975,256	$837,451	$886,340	$1,510,875	$872,420	$1,047,154	$972,117	$932,822	$855,016	$611,774	$9,501,225

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Alta	Beatbox	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Rental income	$4,749	$47,700	$43,691	$34,490	$52,948	$41,107	$46,498	$43,556	$-	$48,819	$-	$363,557

Operating expenses
Depreciation	24,700	8,488	10,222	30,097	13,509	25,114	20,460	22,200	-	18,218	6,845	179,851
Insurance	1,841	1,637	9,304	3,870	12,659	1,251	13,646	13,588	472	4,479	1,078	63,825
Management fees	872	-	13,107	-	-	5,871	-	-	-	-	-	19,850
Management fees, related party	237	9,540	2,185	8,622	13,237	2,055	11,624	10,889	-	12,159	-	70,549
Repairs & maintenance	15,520	8,752	6,135	43,837	14,509	3,742	17,197	15,705	39,586	17,625	6,104	188,713
Property taxes	3,850	3,913	4,098	5,586	4,635	4,812	5,670	4,542	944	4,223	2,808	45,081
Credit loss expense	-	-	-	-	-	-	-	-	-	-	-	-
Other operating expenses	8,062	15,330	8,081	12,108	7,942	11,414	7,199	6,760	387	6,241	4,942	88,464
Total operating expenses	55,082	47,661	53,131	104,119	66,490	54,260	75,797	73,684	41,389	62,944	21,776	656,334

Loss from operations	(50,333)	39	(9,440)	(69,629)	(13,543)	(13,153)	(29,299)	(30,128)	(41,389)	(14,125)	(21,776)	(292,777)

Other expenses
Interest expense	-	27,176	-	-	-	-	-	-	9,581	-	-	36,758
Total other expenses	-	27,176	-	-	-	-	-	-	9,581	-	-	36,758

Net loss	$(50,333)	$(27,137)	$(9,440)	$(69,629)	$(13,543)	$(13,153)	$(29,299)	$(30,128)	$(50,970)	$(14,125)	$(21,776)	$(329,534)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD JANUARY 12, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Alta	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Tiara	Vita	Consolidated

Rental income	$-	$-	$-	$4,619	$-	$-	$-	$-	$-	$4,619

Operating expenses:
Depreciation	-	-	-	1,888	-	-	-	-	-	1,888
Insurance	679	1,366	1,862	2,344	388	1,531	1,494	1,038	588	11,290
Management Fees	-	-	-	4,006	-	9,988	9,980	11,520	16,216	51,710
Repair and maintenance	-	9,600	18,000	69,795	-	-	-	21,121	-	118,516
Property taxes	728	683	931	2,268	802	765	747	665	468	8,057
Other operating expenses	6,325	4,152	1,256	7,973	3,250	6,133	7,355	4,596	3,780	44,820
Total operating expenses	7,732	15,801	22,049	88,274	4,440	18,417	19,576	38,940	21,052	236,281

Loss from operations	(7,732)	(15,801)	(22,049)	(83,655)	(4,440)	(18,417)	(19,576)	(38,940)	(21,052)	(231,662)

Other expenses:
Interest expense	-	-	10,458	-	-	-	-	10,410	-	20,868
Total other expenses	-	-	10,458	-	-	-	-	10,410	-	20,868

Net loss	$(7,732)	$(15,801)	$(32,507)	$(83,655)	$(4,440)	$(18,417)	$(19,576)	$(49,350)	$(21,052)	$(252,530)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Alta	Beatbox	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Balance at January 1, 2024	$953,109	$(90,406)	$875,740	$1,196,124	$852,398	$1,016,509	$953,962	$910,696	$-	$822,460	$608,699	$8,099,290
Additional Paid in Capital - Redemptions	(1,400)	-	(100)	-	-	(300)	-	(400)	-	(400)	(500)	(3,100)
Direct Issuance Costs	-	-	-	(3,219)	-	-	-	-	-	-	-	(3,219)
Contributions	-	-	171	-	-	-	-	-	-	-	72,523	72,693
Dividend Disbursements	(10,124)	-	(13,967)	(26,719)	(18,129)	(20,859)	(22,424)	(15,179)	-	(16,713)	-	(144,115)
Net Income (Loss)	(50,333)	(27,137)	(9,440)	(69,629)	(13,543)	(13,153)	(29,299)	(30,128)	(50,970)	(14,125)	(21,776)	(329,534)
Balance at June 30, 2024	$891,251	$(117,543)	$852,404	$1,096,556	$820,727	$982,197	$902,238	$864,988	$(50,970)	$791,222	$658,946	$8,180,342

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE PERIOD JANUARY 12, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Alta	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Tiara	Vita	Consolidated

Balance at January 12, 2023
Issuance of membership units, net of offering costs	$1,004,561	$912,281	$-	$998,272	$541,138	$-	$818,505	$918,741	$711,597	$5,905,094
Deemed contribution from Manager	-	375	-	-	-	176	375	375	375	1,676
Distributions	-	-	-	(12,022)	-	-	-	-	-	(12,022)
Net income (loss)	(7,732)	(15,801)	(32,507)	(83,655)	(4,440)	(18,417)	(19,576)	(49,350)	(21,052)	(252,530)
Balance at June 30, 2023	$996,829	$896,855	$(32,507)	$902,594	$536,698	$(18,241)	$799,304	$869,766	$690,920	$5,642,218

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Alta	Beatbox	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Cash Flows from Operating Activities:
Net loss	$(50,333)	$(27,137)	$(9,440)	$(69,629)	$(13,543)	$(13,153)	$(29,299)	$(30,128)	$(50,970)	$(14,125)	$(21,776)	$(329,534)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	24,700	8,488	10,222	30,097	13,509	25,114	20,460	22,200	-	18,218	6,845	179,851
(Increase) Decrease in assets
Prepaid expenses	-	-	-	(530)	-	-	(1,744)	(1,731)	-	(278)	-	(4,283)
Due from (to) third party property managers	-	-	(5,165)	-	-	(1,540)	-	-	-	-	-	(6,705)
Increase (decrease) in liabilities
Accrued expenses	11,593	27,071	12,616	15,311	22,265	12,695	19,328	19,719	11,945	12,505	7,323	172,370
Accounts payable	1,400	-	100	-	-	300	-	400	-	400	500	3,100
Due to (from) related parties	69,560	8,422	(16,732)	4,034	(26,925)	(22,181)	(1,457)	(2,391)	36,716	(10,275)	(106,935)	(68,165)
Net cash provided by (used in) operating activities	56,920	16,844	(8,400)	(20,718)	(4,694)	1,235	7,289	8,067	-	6,444	(114,043)	(51,057)
Cash flows from financing activities
Repayments of amounts due to related party	-	(32,637)	-	-	-	-	-	-	-	-	-	(32,637)
Net proceeds from the issuance of membership units	(1,400)	-	(100)	-	-	(300)	-	(400)	-	(400)	(500)	(3,100)
Distributions	10,124	-	13,967	26,719	18,129	20,859	22,424	15,179	-	16,713	-	144,115
Net cash provided by (used in) financing activities	8,724	(32,637)	13,867	26,719	18,129	20,559	22,424	14,779	-	16,313	(500)	108,378
Net change in cash	65,644	(15,793)	5,466	6,001	13,435	21,795	29,713	22,847	-	22,757	(114,543)	57,321
Cash at beginning of the period	68,101	0	55,328	33,098	34,550	61,537	59,723	36,701	-	60,232	0	409,270
Cash at end of the period	$2,457	$15,793	$49,862	$27,096	$21,114	$39,742	$30,011	$13,855	$-	$37,475	$114,543	$351,949

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$27,176	$-	$-	$-	$-	$-	$-	$9,581	$-	$-	$36,758
Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$46,475	$-	$-	$-	$-	$-	$-	$51,500	$-	$-	$97,975
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$693,025	$-	$-	$-	$-	$-	$-	$978,500	$-	$-	$1,671,525
Deemed contribution from Manager	$-	$-	$171	$-	$-	$-	$-	$-	$-	$-	$72,523	$72,693

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE PERIOD JANUARY 12, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Alta	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Tiara	Vita	Consolidated
Cash flows from operating activities:
Net loss	$(7,732)	$(15,801)	$(32,507)	$(83,655)	$(4,440)	$(18,417)	$(19,576)	$(49,350)	$(21,052)	$(252,530)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	-	-	-	-	-	-	-	-	-	-
Amortization	-	-	-	-	-	-	-	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(1,726)	-	-	(3,282)	(2,268)	-	-	(14,083)	(1,168)	(22,528)
Due from related party and third party property managers	-	-	-	-	-	-	-	-	(10,983)	(10,983)
Accrued expenses	1,265	5,963	6,409	15,421	2,463	9,113	7,455	(4,246)	2,592	46,435
Due to related party and third party property managers	305,145	254,668	26,098	302,718	139,875	9,304	111,611	323,003	135,066	1,607,488
Net cash provided by (used in) operating activities	296,951	244,830	-	231,202	135,630	-	99,490	255,324	104,455	1,367,882
Cash flows from financing activities:
Repayments of amounts due to related party	(1,099,480)	(1,002,310)	-	(1,092,940)	(640,910)	-	(914,490)	(1,007,300)	(776,430)	(6,533,860)
Net proceeds from the issuance of membership units	1,004,561	912,281	-	998,272	541,138	-	818,505	918,741	711,597	5,905,094
Distributions	-	-	-	12,022	-	-	-	-	-	12,022
Net cash provided by (used in) financing activities	(94,919)	(90,029)	-	(82,646)	(99,772)	-	(95,985)	(88,559)	(64,833)	(616,743)
Net change in cash and cash equivalents	202,032	154,801	-	148,556	35,858	-	3,505	166,765	39,622
Cash at beginning of period	-	-	-	-	-	-	-	-	-	-
Cash at end of period	$202,032	$154,801	$-	$148,556	$35,858	$-	$3,505	$166,765	$39,622	$751,139

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$(1,593)	$-	$-	$-	$-	$-	$-	$-	$-	$(1,593)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$799,234	$749,625	$1,019,086	$830,897	$875,410	$841,219	$820,907	$727,717	$501,939	$7,166,033
Acquisition of property	$799,234	$749,625	$1,019,086	$830,897	$875,410	$841,219	$820,907	$727,717	$501,939	$7,166,033
Offering expenses	$(22,034)	$(20,246)	$-	$(21,859)	$(23,983)	$-	$(22,000)	$(20,146)	$(15,529)	$(145,797)
Deemed contribution from Manager	$-	$375	$-	$-	$-	$176	$375	$375	$375	$1,676

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived STR 2, LLC is a Delaware Series limited liability company formed on January 12, 2023 under the laws of Delaware. Arrived STR 2, LLC was formed to permit public investment in individual single family short-term rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series,” that Arrived Holdings, Inc. (the “Manager”) established. As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The following list represents each Arrived STR 2, LLC’s Series and each Series’ wholly-owned limited liability company (“LLC”), which was used to acquire the Series’ single family short-term rental property, along with the date the Series was formed and the date that the Series’ LLC acquired the single family short-term rental as of June 30, 2024.

SERIES OFFERING TABLE

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Alta	Arrived NM Alta, LLC	4/4/2023	5/4/2023
Beatbox	Arrived AZ BeatBox, LLC	9/12/2023	10/4/2023
Coquina	Arrived FL Coquina, LLC	4/28/2023	5/17/2023
Knoll	Arrived NC Knoll, LLC	5/1/2023	5/18/2023
Pinkshell	Arrived FL Pinkshell, LLC	2/16/2023	3/31/2023
Preciosa	Arrived AZ Preciosa, LLC	4/18/2023	5/11/2023
Sandbar	Arrived FL Sandbar, LLC	4/24/2023	5/30/2023
Seafoam	Arrived FL Seafoam, LLC	4/24/2023	5/30/2023
Solano	Arrived AZ Solano, LLC	5/7/2024	5/15/2024
Tiara	Arrived SC Tiara, LLC	4/24/2023	5/10/2023
Vita	Arrived NC Vita, LLC	4/17/2023	5/3/2023

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived STR 2, LLC and the Series listed in Note 1. All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, each Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series properties.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial instruments, such as cash and other current liabilities approximate fair values due to the short-term nature of these instruments. The estimated fair value of the Company’s long-term debt approximates the carrying value due to the interest rates on this debt approximating current market interest rates.

Management Fee

The Manager will receive from a series an annual asset management fee equal to five percent (5%) of the gross revenues applicable to that series, paid out of each series net operating rental income.

Property Management Fee

The company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Old Town Rentals LLC

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds nine percent (9%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series.

Boutiq, Inc.

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to nineteen and one-half percent (19.5%) of all rents and fees as remitted to the series on a monthly basis. Such property management fee will be reduced to eighteen (18%) beginning immediately following the first accounting period that Boutiq manages properties for any entity managed by our Manager or its affiliates with a combined purchase price equal to or greater than $10 million.

Arrived Property Manager, LLC

As compensation for the services provided by the affiliated property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents and fees as remitted to the series on a monthly basis.

The property manager for each Series is specified in the latest Offering Circular under "The Series Properties Being Offered.”

Furniture, Fixture and Equipment

In addition to the Management Fee, the Series shall pay Property Manager a one-time fee equal to twenty percent (20%) of out-of-pocket costs for furniture, fixture and equipment (“FF&E Fee”). The Series shall pay Property Manager the FF&E Fee upon the purchase of such furniture, fixture and equipment.

Property Disposition Fee

Upon the disposition and sale of the Series properties, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses include accrued property taxes, aum fees, and interest payable on the Series’ mortgage.

Due From (To) Third-Party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and Series determined it was not necessary to record an allowance for credit losses as of June 30, 2024 and December 31, 2023.

In September 2023, the Series terminated the property management contract with Roseus Hospitality Group (“Roseus”) and as of December 31, 2023, believed the receivables from Roseus were no longer recoverable. As a result of this determination, as of December 31, 2023, the Series wrote off $235,013 of receivables to credit loss expense, which is reflected as a separate line item on the consolidated and consolidating statement of comprehensive loss. The Manager has committed to make each affected Series whole by providing capital contributions to each Series in the amount of the credit loss incurred. As of December 31, 2023, the Manager relieved $163,997 of amounts due the Manager from certain Series which was recorded by the Series as a capital contribution and a reduction in due to related party. Additionally, the Manager contributed $72,693 in May 2024, which consists of $72,523 to Arrived Series Vita and $171 to Arrived Series Coquina. The Manager will retain the right to collect the receivables from Roseus Hospitality Group if such receivables are repaid to the Series.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Series did not record any impairment losses on long-lived assets for the period ended June 30, 2024.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager and its affiliates may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes rental revenue on a monthly basis when earned.

Comprehensive Income (loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive loss is equal to net loss.

Income Taxes

The Company follows FASB ASC 740 when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Series have elected and qualify to be taxed as a C corporation.

Each Series is organized as an LLC for legal purposes and makes a subsequent election with the IRS to be treated as a C corporation for tax purposes. C corporations pay income tax at both the federal and state level. At the Federal level the tax rate is 21%. At the state level income taxes will be based on the tax table for that state. C corporations cannot allocate tax losses directly to shareholders, but under current law, federal losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income.

Recently Issued and Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates effective January 12, 2023 (date of inception) and the adoption of the standard had no effect on the consolidated and consolidating financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this standard January 12, 2023 (date of inception), and it did not have a material impact on their consolidated and consolidating financial statements.

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective January 12, 2023 (date of inception) utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements, but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semi-Annual Report is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

June 30, 2024

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Alta	$599,426	$199,809	$207,022	$1,006,256	$(35,599)	$970,657
Beatbox	555,982	185,327	109,921	851,230	(8,488)	842,742
Coquina	562,219	187,406	86,400	836,025	(20,444)	815,581
Knoll	764,315	254,772	162,000	1,181,086	(52,093)	1,128,993
Pinkshell	623,172	207,724	21,784	852,680	(29,632)	823,048
Preciosa	656,558	218,853	131,761	1,007,171	(49,851)	957,320
Sandbar	630,914	210,305	89,892	931,111	(40,921)	890,190
Seafoam	615,680	205,227	92,090	912,997	(40,806)	872,190
Solano	773,310	257,500	45,796	1,076,606	-	1,076,606
Tiara	545,788	181,929	82,944	810,661	(36,436)	774,225
Vita	376,454	125,485	82,745	584,684	(13,689)	570,995

Subtotal	$6,703,816	$2,234,335	$1,112,355	$10,050,506	$(327,959)	$9,722,547

June 30, 2023

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Alta	$599,426	$199,809	$-	$799,234	$-	$799,234
Coquina	562,219	187,406	86,400	836,025	-	836,025
Knoll	764,315	254,772	162,000	1,181,086	-	1,181,086
Pinkshell	623,172	207,724	21,784	852,680	(726)	851,954
Preciosa	656,558	218,853	109,200	984,610	-	984,610
Sandbar	630,914	210,305	89,892	931,111	-	931,111
Seafoam	615,680	205,227	92,090	912,997	-	912,997
Tiara	545,788	181,929	82,944	810,661	-	810,661
Vita	376,454	125,485	140,968	642,907	-	642,907
	-	-	-		-
Subtotal	$5,374,524	$1,791,508	$785,278	$7,951,311	$(726)	$7,950,584

Depreciation expense was $179,851 and $1,888 for the six months ending June 30, 2024 and 2023, respectively.

NOTE 5: MORTGAGE PAYABLE, NET

During the six months ended June 30, 2024, the following Series obtained mortgages:

On February 23, 2024, Arrived Series BeatBox (“BeatBox”) repaid in full its mortgage due to a third-party lender in the amount of $517,650. A new note payable was issued to BeatBox in the amount of $693,025 by a related party lender on February 23, 2024 with an annual interest rate of 7.5%. During the six months ended June 30, 2024, BeatBox recognized interest expense of $27,176.

Arrived Series Solano (“Solano”) obtained a mortgage from a related party lender in the amount of $978,500, with an annual interest rate of 7.5%. During the six months ended June 30, 2024, Solano recognized interest expense of $9,581.

NOTE 6: MEMBERS EQUITY (DEFICIT)

Each Series is managed by Arrived Holdings, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Series.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the six months ended June 30, 2024 and 2023, the Series closed on its public offerings for net proceeds of $8,969,212 and $5,905,094. The following is a summary of the public offerings by each Series.

June 30, 2024
Series Name	# of Units Issued	Net cumulative proceeds from the issuance of membership units	Net cumulative issuance expense (1%)	Net cumulative offering expense (2%)
Alta	100,455	$1,004,545	$11,011	$22,034
Beatbox	-	-	-	-
Coquina	92,188	921,881	10,123	20,246
Knoll	129,813	1,298,129	14,217	28,434
Pinkshell	99,767	997,672	10,929	21,859
Preciosa	109,319	1,093,186	11,991	23,983
Sandbar	102,302	1,023,022	11,237	22,481
Seafoam	100,174	1,001,740	11,000	22,000
Solano	-	-	-	-
Tiara	91,814	918,141	10,073	20,146
Vita	71,090	710,897	7,764	15,529

Subtotal	896,921	$8,969,212	$98,346	$196,712

June 30, 2023
Series	# of Units Issued	Net cumulative proceeds from the issuance of membership units	Net cumulative, 1% issuance Exp	Net cumulative, offering Expense (2%)
Alta	109,948	1,004,561	10,995	22,034
Coquina	100,231	912,281	10,023	20,246
Knoll	-	-	-	-
Pinkshell	109,294	998,272	10,929	21,859
Preciosa	64,091	541,138	6,409	23,983
Sandbar	-	-	-	-
Seafoam	91,449	818,505	9,145	22,000
Tiara	100,730	918,741	10,073	20,146
Vita	77,643	711,597	7,764	15,529

	653,386	$5,905,094	$65,339	$145,797

In connection with the public offering, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker as a deduction from gross proceeds. Additionally, pursuant to the operating agreement, the manager will receive reimbursements for out-of-pocket expenses in connection with the offering of up to a maximum of 2% of the gross proceeds from the issuance of membership interests, which amounted to the net cumulative amount of $196,712 and $145,797, respectively, during the six months ended June 30, 2024 and 2023.

Distributions

During the six months ended June 30, 2024, 8 Series made distributions to investors totaling $144,115, which were recorded as a reduction to members’ capital. In comparison, for the six months ended June 30, 2023, distributions were made by 1 Series totaling $12,022.

The following table reflects total distributions by Series during the six months ended June 30, 2024 and 2023.

Series	June 30, 2024 Distributions
Alta	$10,124
Beatbox	-
Coquina	13,967
Knoll	26,719
Pinkshell	18,129
Preciosa	20,859
Sandbar	22,424
Seafoam	15,179
Solano	-
Tiara	16,713
Vita	-

Subtotal	$144,115

Series	June 30, 2023 Distributions
Alta	$-
Coquina	-
Knoll	-
Pinkshell	12,022
Preciosa	-
Sandbar	-
Seafoam	-
Tiara	-
Vita	-

$12,022

NOTE 6: RELATED PARTY TRANSACTIONS

The Series’ Manager, Arrived Holdings, Inc., is a managing member with common management of the Series.

Due from (to) Related Party

The Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2024 and 2023, certain Series owed an aggregate of $544,574 and $0, including the initial funding for the certain properties’ purchases. The advances are non-interest bearing with no stated repayment terms.

Deemed Contributions

During the six months ended June 30, 2024 and 2023, certain Series received deemed contributions from the Manager totaling $72,693 and $1,676 in exchange for forgiveness of amounts previously due.

Management Compensation

During the periods ended June 30, 2024, and June 30, 2023, total management fees charged by the Manager, including asset management fees and property management fees as applicable, were an aggregate of $70,549 and $231, and sourcing fees of $357,020 and $264,500.

The following table reflects the total management compensation paid by Series during the six months ended June 30, 2024 and 2023.

June 30, 2024

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Asset management fee	Property management fee, related party
Alta	$39,750	$22,140	$22,034	$237	$-
Beatbox	-	-	-	-	9,540
Coquina	37,250	22,510	20,246	2,185	-
Knoll	50,770	29,740	28,434	1,724	6,898
Pinkshell	41,250	20,630	21,859	2,647	10,590
Preciosa	43,750	25,630	23,983	2,055	-
Sandbar	41,750	24,950	22,481	2,325	9,300
Seafoam	40,750	24,090	22,000	2,178	8,711
Solano	-	-	-	-	-
Tiara	36,250	22,090	20,146	2,395	9,764
Vita	25,500	16,040	15,529	-	-

Subtotal	$357,020	$207,820	$196,712	$15,747	$54,802

June 30, 2023

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Asset management fee	Property management fee, related party
Alta	$39,750	$22,140	$22,034	$-	$-
Coquina	37,250	22,510	20,246	-	-
Knoll	-	-	-	-	-
Pinkshell	41,250	20,630	21,859	231	-
Preciosa	43,750	25,630	23,983	-	-
Sandbar	-	-	-	-	-
Seafoam	40,750	24,090	22,000	-	-
Tiara	36,250	22,090	20,146	-	-
Vita	25,500	16,040	15,529	-	-

Subtotal	$264,500	$153,130	$145,797	$231	$-

NOTE 7: SUBSEQUENT EVENTS

The Arrived Series BeatBox and Arrived Series Solano have not been offered as of August 31, 2024.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived STR 2, LLC
2.2*	Limited Liability Company Agreement of Arrived STR 2, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived STR 2, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived STR 2, LLC
6.1*	Broker Dealer Agreement, dated July 26, 2024, between Arrived STR 2, LLC and Dalmore Group, LLC
6.2*	Transfer Agency and Registrar Services Agreement, dated February 21, 2023, between Arrived STR 2, LLC and Colonial Stock Transfer Company, Inc.
6.3*	Form of Promissory Note
6.4*	Form of Property Management Agreement, dated [*], 202[*], between Boutiq, Inc. and Arrived Series [*], a series of Arrived STR 2, LLC
6.5*	Form of Property Management Agreement, dated [*], 202[*], between Old Town Rentals LLC and Arrived Series [*], a series of Arrived STR 2, LLC
6.6*	Form of Property Management Agreement, dated [*], 202[*], between Arrived Property Manager, LLC and Arrived Series [*], a series of Arrived STR 2, LLC
6.7*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series BeatBox property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Beatbox dated September 12, 2023 for Arrived Series BeatBox property
6.7.2*	Addendum to Purchase and Sale Agreement dated September 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series BeatBox Property
6.8*	Purchase and Sale Agreement dated April 25, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Solano property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Solano dated May 7, 2024 for Arrived Series Solano property

*	Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED STR 2, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer
	Date:	September 30, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 30, 2024
Ryan Frazier	(principal executive officer) Chief Executive Officer and Director of Arrived STR 2, LLC

/s/ Sue Korn	Principal Financial and	September 30, 2024
Sue Korn	Accounting Officer of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived STR 2, LLC

/s/ Kenneth Cason	Chief Technology Officer of Arrived Holdings, Inc.	September 30, 2024
Kenneth Cason	Chief Technology Officer and Director of Arrived STR 2, LLC

Arrived Holdings, Inc.	Managing Member	September 30, 2024

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer